

July 17, 2015

Mr. Daniel R. Kadolph
Executive Vice President and Chief Financial Officer
Centrue Financial Corporation
122 West Madison Street
Ottawa, Illinois 61350

> **Re:** **Centrue Financial Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted June 19, 2015**
> **CIK No. 0001019650**

Dear Mr. Kadolph:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please include the disclosures required by Item 404 of Regulation S-K on transactions with related persons.

Prospectus Summary, page 2

3. Please disclose under a new subheading that Centrue is operating under a written supervisory agreement with the Federal Reserve Bank of Chicago and IDFPR and briefly

summarize the material effects of the agreement on your operations, such as the significant banking issues identified, your actions or planned actions taken to comply with the terms of the agreement and the anticipated impact on future financial results and trends.

Cautionary Note Regarding Forward-Looking Statements, page 16

4. You state that your prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please advise why you believe you are eligible to take advantage of this safe harbor or revise to make clear you are not relying upon the safe harbor.

Selected Consolidated Financial and Other Data, page 19

5. Please tell us how you calculated book value per common share and tangible book value per common share at March 31, 2015, December 31, 2014 and December 31, 2013.

Critical Accounting Policies and Estimates, page 25

6. We note your disclosure starting on page 50 that you have elected to use the extended transition period for complying with new or revised accounting standards for an ``emerging growth company´´ pursuant to the JOBS Act. Please revise your critical accounting policy disclosures in MD&A to include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, page 36

7. As disclosed in Note 3 of your financial statements beginning on page F-26, the allowance for loan losses for loans collectively evaluated for impairment increased $1.9 million or 40% from December 31, 2013 to December 31, 2014. We noted $1.3 million of this increase was in your Commercial Real Estate portfolio. We also noted that the Commercial Real Estate portfolio increased 10% during the year and that credit trends appear to be very positive for the year as total past due amounts decreased from $17.4 million to $5.7 million and total classified assets decreased from $63.2 million to $20.2 million.

Please revise your disclosures to clearly explain management's judgments and determinations in providing for net additions to the Allowance for Loan Losses for loans collectively evaluated for impairment at a time when credit quality metrics exhibited noted improvements as indicated above.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your related allowance for loan losses. For instance, discuss trends in historical losses incorporated in your methodology and trends observed in specific qualitative factors.

Business, page 41

8. Please refer to the first paragraph of this section. Please revise to clarify that you are not currently traded on a national exchange and instead are quoted on OTC Pink.

9. Please revise to discuss your underwriting policies and procedures for each loan portfolio. Your disclosure should identify and discuss the specific qualitative and quantitative factors considered in the underwriting process, including loan to value ratios, FICO scores, debt ratios, collateral, etc. and discuss any loan products that have terms that give rise to a concentration of credit risk. Additionally, please highlight any significant changes to your underwriting guidelines to allow an investor to understand how the underlying credit risk may have changed over recent years.

Management, page 51

10. Please briefly describe the business experience during the past five years of each director and executive officer, including each person's principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For example only, please specify Mr. Battles' occupation from 2010-2012 and Mr. Stevenson's occupation from 2010 to 2011. In addition, please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Battles should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance.

Selling Stockholders, page 58

11. With respect to selling security holders who are not natural persons, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the securities to be offered by these security holders. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations Question 240.04. Please provide similar disclosure for the entities listed in your beneficial ownership table on page 57.

12. Please disclose whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services.

> If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If not, you must indicate that such selling security holder is an underwriter.

Executive Compensation, page 59

13. We note the general description of the cash bonus program on page 60 and that bonuses were paid for 2014. Please describe more specifically how these bonuses were determined and the bonus arrangements for these members of management. Refer to Item 402(o)(5) of Regulation S-K for guidance. Please also file the Short-Term Incentive Compensation Plan as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K for guidance.

Where You Can Find Additional Information, page 66

14. We note your statement that in connection with this offering, you intend to register your common stock under Section 12(g). You also indicate elsewhere that you intend to seek the listing of your common stock on NASDAQ. Please revise to clarify if you intend to register your common stock under Section 12(b).

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-6

15. Please revise to include Treasury Stock and Total amounts in your equity roll forwards. It appears certain amounts are missing (e.g. January 1, 2013, December 31, 2013, December 31, 2014, January 1, 2015, etc.)

16. We note your disclosure in the equity roll forward related to the common and preferred stock conversion to series D preferred stock as well as your disclosure related to this transaction on pages F-46 and F-47. Please tell us in detail how you accounted for this transaction. Please provide supporting information for the measurements used in your accounting for the common stock and the series D preferred stock. Specifically tell us how you considered whether this transaction should impact net income (loss) for common stockholders in your EPS calculations.

Note 7. Preferred Stock, page F-46

17. Please revise to discuss the facts and circumstances related to the reversal of $9.4 million in dividends payable related to the Series A Convertible Preferred Stock and Series C Fixed Rate Cumulative at December 31, 2013.

Part II – Information Not Required in Prospectus

18. Please provide the disclosures called for by Items 13, 14 and 15 of Form S-1.

19. Please submit all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review as correspondence.

You may contact Mike Volley at 202-551- 3437 or John Nolan at 202-551-3492 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3391with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel

cc: Jude M. Sullivan, Esq. (V*ia E-mail*)